File No. 0-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FIRST ECOM.COM, INC.
             (Exact Name of Registrant as Specified in its Charter)



             NEVADA                                              98-0206967
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)

                             902, Henley Building 5,
                              Queen's Road Central
                                  Hong Kong SAR
                         (Address of principal offices)

        Registrant's Telephone Number, Including Area Code: 852 2801 5181

           Securities to be Registered under Section 12(b) of the Act:
                                      NONE

           Securities Registered Pursuant to Section 12(g) of the Act:
                    Common Stock, Par Value $0.001 Per Share
                                (Title of class)


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


ITEM 1.  BUSINESS

     The Company was formed on September 16, 1998 and is in its development stage. It has had no operating revenues to date. The Company's auditors have expressed substantial doubt as to its ability to continue as a going concern. See Independent Auditors' Report to the Board of Directors and Stockholders of the Company on page F-2. The Company incurred operating losses of $3.9 million in the nine-month period ended September 30, 1999 and on September 30, 1999 the Company's accumulated deficit was $3.9 million. The Company expects its accumulated deficit to grow for the foreseeable future.

The Internet

     The Internet consists of an inter-connected web of computers around the world. Having started as a source of information and communication for a limited number of government departments, the Internet has been transformed through improvements in both computer hardware and software. It has grown from a web of
1.3 million computers at the end of 1992 to approximately 60 million computers today. It is now a key economic resource, serving commerce worldwide. New commercial services and products brought about as a result of this transformation demand that payments be processed in electronic form quickly, securely and cheaply. Merchants are recognizing the Internet as a viable alternative to mail and telephone order business. From a base of $2.7 billion in 1996, on-line purchases of goods and services by consumers and businesses are expected to grow 150% through 1999 and 138% through 2000 and to reach $1.3 trillion by 2003.

Selling Goods Through the Internet

     Many goods and services may now be purchased over the Internet, an inter-connected web of computers around the world. To do this, a customer accesses the Internet and visits a merchant's web site, where he is able to view, select and purchase an item of merchandise (or a service), paying by way of credit card. Before shipping the goods or providing the service, the merchant would request the relevant credit card company to authorize the consumer's credit card to be charged with the cost. Although largely invisible to the customer, the authorization and payment mechanisms are complex and involve the merchant and his bank, and the consumer and his bank.

     The authorization to charge any particular credit card may only be granted by the bank that actually issued it, which is known as the "issuing bank." In order to obtain authorization to charge merchandize to a customer's credit card, a merchant designs its web site to prompt the customer to enter his credit card number and other necessary information and to transmit the same via the Internet to a "gateway." A gateway is one or more servers that convert the information into a format that can be read by banks and other participants in the processing chain. After converting the information, the gateway transmits it to the merchant's bank, which uses a "switch" to transmit it to the appropriate credit card network, such as Visa, MasterCard or American Express. A switch is one or more servers that determine which credit card network the data should be sent to. A switch must be certified by the credit card networks to which it sends data and is audited by them periodically. Switches are almost exclusively operated by or on behalf of financial institutions. Using a portion of the credit card number, the card network determines the identity of the issuing bank and sends the information to it for authorization. If granted, the authorization is communicated back up the chain to the merchant and the issuing bank "blocks," or reserves, the amount of the purchase to the credit card. This process usually takes from five to ten seconds. If authorization for a credit card charge is granted, the merchant may complete the transaction and ship the merchandize to the customer.

     The payment for the goods may be collected by the merchant only after they have been shipped. Each day (or at some other interval), the merchant sorts through its authorized transactions to determine which ones have been filled. That information is transmitted to the issuing bank in the same way as an authorization request and, upon receiving it, the issuing bank pays the merchant (through the credit card network and the merchant's bank).

     Because each credit card network deals with many banks, most of whom are both issuing and merchant's banks, the networks offset each bank's receivables (on behalf of the bank's merchants) with its payables (due on cards it has issued) and computes a net amount that the bank owes to or is owed by the network.

The Company's Operations to Date

     The Company presently owns and operates a payment gateway. On May 6, 1999 the Company agreed with the Bank of Bermuda to connect its payment gateway to that bank's switch which provides access to VISA, MasterCard and American Express. The Bank of Bermuda is regarded by the Company as a leading bank in the field of e-commerce since 1995. It is capable of processing credit card transactions in multiple currencies. The Bank agreed to engage the Company as a "Master Merchant" with authority to act on behalf of one or more merchants, each of whom have separate agreements with the Company. The Company is a principal in transactions with the Bank of Bermuda and is liable for any payment made by the bank to a merchant that uses the Company's gateway if the bank is unable to collect the payment from a cardholder because of a dispute. While the merchant would have a corresponding liability to the Company, the Company may ultimately be unable to collect the payment from the merchant. The Company plans to adopt procedures that are in its opinion adequate to prevent liability for disputed transactions. These will include evaluating the creditworthiness of merchants initially and on an on-going basis and monitoring the number of disputed transactions by any merchant.

     The gateway began operation in late October 1999. At present, only two merchants are connected to the Company's gateway. Through November 30, 1999, 342 transactions representing an aggregate value of over $7000 had been processed through the Company's gateway.

     The Company's gateway consists of two servers (which are powerful personal computers) located on the premises of the Bank of Bermuda. If one server fails, the other will process all the gateway's transactions until the failed server has been restored to service. The Company maintains engineers at all times to monitor the gateway and repair any server failure. The servers are connected to the Internet through separate Internet service providers, one in London and one in New York, to protect against Internet outages.

     All the transactions that are processed through the gateway are collected and stored on a database. Merchants may access this information by web browser to review their transactions and submit for payment those for which the merchandise has been shipped.

     The gateway, together with the Bank of Bermuda, allows transactions to be processed in multiple currencies. Thus, for example, a merchant whose web site is connected to the Company's gateway can offer to sell its products around the world over the internet priced in Yen, Pounds Sterling and U.S. Dollars.

     The Company has provided software to the merchants that use its gateway to assist them in connecting their web sites to it. This software encrypts the information sent over the Internet to the gateway, which in turn encrypts the information that it sends to the Bank of Bermuda's switch. This encryption is 128-bit key length.

     The  software  used by the  gateway  was  created  for the  Company by Asia
Internet Limited, an independent contractor that is 30% owned by one of the Company's directors (see "Item 7 - Certain Relationships and Related Transactions"). The Company may request that this contractor create additional software meeting specifications and for fees to be negotiated at that time. The Company may also elect to retain other persons to create software for it.

The Company's Strategy for the Future

     The Company plans to add merchants to its gateway to better utilize its capacity. To facilitate this plan, the Company aims to simplify the software needed to connect a merchant with its gateway and make it easier to install and use. Towards this end, the Company has engaged Microsoft to develop software that can be used in web sites to connect them to the Company's gateway. Recently, People's Telephone, a cellular telephone operator in Hong Kong, agreed to connect its web site to the Company's gateway so that customers could pay their phone bills with a credit card over the Internet. The Company has completed the software necessary to make this connection.

     The Company will seek to add other merchant banks besides the Bank of Bermuda that need gateway services to its gateway. If the numbers warrant, the Company plans to add gateways in countries where there are sufficient banks or

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merchants to use it.  Recently,  Hana Bank of Korea agreed to use the  Company's gateway. The Company expects to complete the software necessary for this bank to provide e-commerce services to its merchants in the first quarter of 2000.

     The Company also plans to develop a switch and have it certified by the appropriate credit card networks so it can be used by many banks, enabling each to avoid having to maintain a switch of its own to connect to credit card networks. The switch would also be able to process traditional (non-Internet) point-of-sale and ATM transactions. As with gateways, switches will be installed in multiple locations if the demand warrants. The Company has not commenced the development of a switch.

     The gateways and switches planned by the Company are expected to be suitable for transactions in multiple currencies using credit cards, debit cards and "smart cards," which are cards that contain a microprocessor that can be programmed for multiple functions.

     Finally, the Company intends to create software that a shipper can use to inform the gateway's database of which merchandise it has delivered. By so doing, the merchant will automatically be made aware of the accounts for which payment may be collected. The Company has not commenced the development of this software.

     Whether the Company can achieve any of the goals set forth in this section depends on whether it can raise the capital necessary to purchase the hardware and software required and to hire the personnel to pursue each of them. The Company estimates that approximately $30,000,000 will be needed to accomplish all of the goals described above. Because the Company has not had any earnings to date and does not expect to have any in the foreseeable future, the full amount needed to pursue its plans will have to be raised by issuing and selling equity in the Company. This will result in dilution to all the then-existing shareholders.

Sources of Revenue

     Through September 30, 1999, the Company had received no revenues from operations. If the Company can realize its goals as set forth above, revenue could potentially come from fees that merchants and merchant banks would pay to connect to the Company's gateway. Fees would also potentially be charged for each transaction processed through the gateway. These fees could be fixed for each transaction or variable based upon the size of the transactions. See Item
2. Financial Information - Management's Discussion and Analysis of Financial Position and Results of Operations - General.

Employees

     The Company has established its core base of developers and project managers in Hong Kong and intends to hire additional project managers in-house. So far the Company has outsourced the development of software to connect its gateway to merchants' web-sites but is evaluating the benefits and cost savings of hiring an internal development group. The Company's network operations and e-commerce payment gateway and processing center located on the premises of Bank of Bermuda is staffed seven days a week, 24 hours a day by qualified network and transaction processing personnel employed by the Company.

     The Company currently employs 34 full-time personnel and employee relationships are good. None of the Company's employees is a member of a labor union. The Company is in the process of building its management team by adding senior executives with a track record in the information technology industry, e-commerce, or transaction processing. These will include an experienced chief financial officer, legal officer, regional sales managers and sales executives, administrative managers and support personnel. Each major new project will be headed by a project manager, technical support staff and administrative support staff. Over the next twelve months, the Company expects to hire 60 new employees.

Market

     The immediate market for the Company's services is facilitating electronic payment processing of e-commerce transactions for merchants and their banks. To date, two industry sectors have dominated e-commerce: computer hardware and software sales, and supporting functions within the travel business. The majority of remaining online commerce


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consists  of the sale of  miscellaneous  consumables,  including  books,  music, videocassettes, apparel, gifts, flowers, food and beverages. Several service sectors are now emerging to further fuel the demand for e-commerce. These include on-line stockbroking, banking, insurance, telecommunications, education, and technical and professional publications and information.

     The number and nature of commercial websites changes daily, with portals becoming increasingly sophisticated and easier to use. There were 411,000 such sites at the beginning of 1998 and 720,000 in 1999. These websites offer an increasing array of goods and services, including computer hardware and software, travel arrangements, entertainment, financial services, and education. In order to sell these goods and services, banks and their e-merchant customers must be able to accept and process transactions on widely-held credit cards such as MasterCard, Visa and American Express, and in as many currencies as possible.

     Nearly 50% of households in the United States today have access to e-commerce via the Internet. Although the penetration is lower in Asia, it is growing rapidly. In Hong Kong, for example, only 20% of households have Internet access, but this figure is increasing at an annual rate of 20%. Against this background, however, fully 92% of total e-commerce is currently generated through websites hosted in the United States, in the opinion of the Company principally because only merchants in the United States currently have access to satisfactory e-commerce solutions.

Sales and Marketing

     The Company plans to be the third party processor of electronic transactions for many of the world's financial institutions and their merchants. The Company will initially focus its efforts in Hong Kong and other Asian target markets. The Company plans to establish marketing offices in Taiwan, Korea and the Philippines by the first quarter of 2000; in Europe and Japan by the second quarter of 2000; and in Brazil, Canada and the United States by 2001.

     The Company may selectively invest in key strategic customers but has no firm plans to do so at this time and is not involved in any negotiations about any such investment at this time. In Hong Kong, the Company has already secured an agreement with People's Telephone whereby it uses the Company's gateway together with the Bank of Bermuda to offer its customers the option of paying their telephone bills online. The Company will pursue similar relationships with airlines, telecom service providers, utilities, established e-commerce retailers, and major traditional retailers looking to build an e-commerce presence, particularly on a global basis.

     The Company has begun the process of marketing to banks, many of whom are unable to process credit card transactions and serve e-merchants. The Company plans to extend this effort throughout Asia.

     Websites, portals and Internet service providers are also potentially important sources of merchants. Internet Service Providers have begun offering e-commerce services and hosting storefronts and e-malls. The Company plans to target a select number of websites, portals and Internet Service Providers with particular regional or global profiles.

     E-commerce website designers are also in a key position to refer business to the Company since they are responsible for designing and integrating payment links. The Company has retained US Web/CKS Corporation, a large web-site design company to assist the Company in marketing to merchants. Mr. Cody Cain, a director of the Company, is an employee of US Web/CKS Corporation.

     Integral to all of these strategies is the hiring of experienced business development and sales employees, which the Company intends to do. The Company retained two sales consultants in July 1999 located in Korea and the Philippines.

Competition

     The most dominant participant in credit card processing is First Data Corporation, Atlanta, Georgia, which enjoys a near monopoly of the industry in North America. Outside of North America, however, First Data is not dominant. In Asia, the Company's principal market, competition will come from three sources:

     o    Large merchants having their own gateways;



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     o    Merchant banks maintaining their own gateways;

     o Internet service providers and similar businesses that host merchant web sites maintaining their own gateways.

Many of these competitors will be substantially larger than the Company and have much greater resources at their disposal.

     The Company believes that competition will be on the basis of price and quality of service. Because the Company's gateway and planned switch are to be shared by many merchants and banks, the Company believes that its prices will be competitive because of economies of scale. It should be cheaper for each bank and merchant to share the cost of the Company's gateway and (if developed) switch rather than maintain its own. Since operating gateways and switches will be the core business of the Company, it believes that it will have an advantage over merchants and banks in maintaining the highest quality of service possible. The Company's gateway presently has a database that collects information a merchant can use to determine which transactions are ready for collection. The Company will endeavor to develop services that enhance the value of its product, such as software that connects a shipper to the Company's gateway in order to allow the shipper to inform merchants when goods have been sent in response to a customer's order so that the merchant can collect the amount owing. To the best knowledge of Company, no other vendor presently offers access to a gateway combined with a bank and switch as well as the software to assist a merchant in connecting to it. Competitors of the Company, however, will have greater resources to allocate to the development and maintenance of a gateway and switch should they choose to do so.

     The Company's ability to offer, together with the Bank of Bermuda, the processing of transactions in multiple currencies should prove attractive to merchants including U.S. merchants by allowing, for example, purchasers in Japan to transact in Yen rather than United States dollars. At the moment, a US merchant looking to offer e-commerce to foreign purchasers must establish a banking relationship (and in many cases a local presence) in each foreign country, which in turn forces the merchant to integrate its systems with many banks, and may require payment of taxes in some jurisdictions where it has established a presence. However, the Company's system will enable e-merchants to meet the requirement to transact in the currency of the customer's choice. Further, as the processing of the transaction will take place in Bermuda, this will not require the payment of taxes.

The Company

     The Company was incorporated on February 12, 1999 in the state of Nevada in the United States. On February 12, 1999, before issuing any shares of capital stock, the Company consummated an agreement and plan of merger with JRL Resources Corp., a Florida corporation, whereby each of JRL's 12,040,000 outstanding shares of common stock was converted into a share of the Company's common stock. JRL was incorporated in Florida on November 13, 1996 and was inactive from the time of its formation until its merger with the Company. Before August 18, 1998, JRL was named Vantage Sales Corp. Shortly before this merger, JRL had acquired all the outstanding capital stock of First Ecommerce Asia Limited, now the Company's only direct subsidiary, which is located in Hong Kong. First Ecommerce Asia Limited was incorporated in Hong Kong on September 16, 1998. Before December 10, 1998, it was named Gold Pacific Management Limited. On January 28, 1999 all of First Ecommerce Asia Limited's outstanding shares of common stock were exchanged for 985,000 of JRL's 1,025,000 then-outstanding shares plus 3,015,000 newly issued shares, and it became a wholly owned subsidiary of JRL. For accounting purposes, this transaction was treated as an acquisition of JRL by First Ecommerce Asia Limited, and therefore the financial information contained herein is only presented from September 16, 1998, the date on which First Ecommerce Asia Limited was formed. JRL had no operations before this date. When JRL was merged into the Company, First Ecommerce Asia Limited became the subsidiary of the Company.

     The Company's headquarters are presently located at 8th Floor, Henley Building, 5, Queen's Road Central, Hong Kong SAR.

Risk Factors

     An investment in the Company's common stock involves a high degree of risk. Investors should consider the following risk factors and the other information in this registration statement carefully before investing in the Company's

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common  stock.  The  Company's  business  and  results  of  operations  could be seriously harmed and the trading price of the Company's common stock could decline should any of these risks come to fruition.

     The  Company's  Limited  Operating  History May  Prevent it From  Achieving
     Success

     The Company's date of inception was September 16, 1998. It has a limited operating history, which may prevent it from achieving success. The Company's revenue and income potential are unproven. It will encounter challenges and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets.

Chief among these challenges and difficulties are:

     o    persuading banks to outsource their internet credit card processing;

     o    finding and hiring personnel with an expertise in:

          -    computer software and hardware technology;

          -    banking;

          -    internet strategy for merchants; and

          -    credit card processing.

     It may fail to address any of these challenges and the failure to do so would seriously harm the Company's business and operating results. In addition, because of the Company's limited operating history, it has limited insight into trends that may emerge and affect the Company's business.

     The Company has Incurred Losses and Expects Future Losses

     The Company has experienced operating losses in each period since inception and expects to incur significant losses in the future. On September 30, 1999, the Company had an accumulated deficit of $3.9 million. The Company expects to increase its operating expenses significantly. As a result, the Company will need to increase its revenues significantly to achieve profitability. The Company's failure to increase its revenues significantly would seriously harm the Company's business and operating results. In fact, the Company may not have any revenue growth.

     Future Operating Results Will Likely Fluctuate

     The Company's quarterly operating results will likely vary significantly in the future. As a result, period-to-period comparisons of the Company's operating results will not be meaningful and should not be relied upon as indicators of the Company's future performance. In the future, the Company's operating results may be below the expectations of securities analysts and investors. The Company's failure to meet these expectations would likely depress the market price of the Company's common stock. To date, the Company has not had sufficient operating results to gauge any period-to-period fluctuations.

     The Company Expects Significant Increases in Operating Expenses

          The Company intends to increase operating expenses as it:

     o Increases sales and marketing activities, including expanding the Company's sales force;

     o    Increases technical support and development; and

     o    Expands customer support.



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     The amount of this increase  will depend  entirely upon the extent to which the Company undertakes the above activities given its resources at the time. With these additional expenses, the Company must significantly increase its revenues in order to continue as a going concern and ultimately to become profitable. These expenses will be incurred before the Company generates any significant revenues by this increased spending. If the Company does not significantly increase revenues from these efforts, the Company's business and operating results would be seriously harmed.

     The Company Depends on the Growth of Its Customer Base

The Company's success is substantially dependent on the growth of its customer base of merchants and banks that use its gateway (and, if it develops one, its switch). If it fails to increase its customer base, its business and operating prospects would be seriously harmed. The Company's ability to attract customers will depend on a variety of factors, including the price and quality of the Company's services as well as the Company's ability to market its products and services effectively.

     The Company's Markets Are Highly Competitive

     The Company's markets are new, rapidly evolving and highly competitive, and it expects this competition to persist and intensify in the future. The Company's failure to maintain and enhance its competitive position could seriously harm its business and operating prospects. It will encounter competition from a number of sources.

     The Company's competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company. Many of these competitors have extensive customer bases and strong customer relationships that they could leverage, including relationships with the Company's current and potential customers. These competitors also have significantly more established customer service organizations than the Company does. In addition, these competitors may adopt aggressive pricing policies. Having processed over $4 billion credit card transactions in 1998, First Data Corporation of Atlanta, Georgia is regarded by the Company as dominating credit card processing in North America.

     The  Company   Needs  to  Develop  and  Expand  Its  Sales  and   Marketing
     Capabilities

     The Company needs to expand its marketing and sales operations in order to increase market awareness of the Company's services and generate increased revenues. Competition for qualified sales personnel is intense, however, and the Company may not be able to hire enough qualified individuals in the future. The Company plans to establish marketing offices in Europe and Asia by 2000, and in North and South America by 2001. The Company's services require sophisticated sales effort targeted at senior management of the Company's prospective customers. The Company has only been marketing its services since early 1999.

     The Company Must Manage Its Growth and Expansion

     The Company's historical growth has placed, and any future growth is likely to continue to place, a significant strain on the Company's resources. Any failure to manage growth effectively could seriously harm the Company's business and operating results. To be successful, the Company will need to implement management information systems, improve operating, administrative, financial and accounting systems and controls, train new employees and maintain close coordination among executive, technical, accounting, finance, marketing, sales and operations organizations. In addition, the Company's growth has resulted, and any future growth will result, in increased responsibilities for management personnel.

     The Company Must Retain and Attract Key Personnel

     The Company's success depends largely on the skills, experiences and performance of the members of its senior management and other key personnel. The Company needs employees with knowledge of Internet and computer technology, banking, Internet marketing strategy and credit card processing. The Company may not be successful in attracting, assimilating or retaining qualified personnel. In addition, the Company's future success will depend on the

Company's ability to continue attracting and retaining highly skilled personnel. Like other companies in Hong Kong the Company faces intense competition for qualified personnel.

     Reliance On Key Personnel

     The Company considers Gregory M. Pek and Ravi K. Daswani to be key employees. The loss of either of them could seriously harm the Company's business. The Company does not maintain key man life insurance for either of these employees.

     The Company Will Be Liable For Certain Accounts Receivable That Banks Are Unable to Collect From Credit Cardholders

     If a merchant that uses the Company's gateway receives payment from a bank for a transaction that a purchaser is not obligated to pay because of fraud, failure of the merchant to ship the purchased goods, sales return or other dispute, the Company will be obligated to reimburse the bank for the amount of the payment and the Company may be unable to collect the amount of the reimbursement from the merchant.

     Year 2000 Issues Could Affect The Company's Business

     If the Company's systems do not operate properly with respect to date calculations involving the Year 2000 and subsequent dates, it could incur unanticipated expenses to remedy any problems, which could seriously harm the Company's business. The Company has identified all third parties with which it deals that present a material risk to the Company if they experience Year 2000 problems.

     The reasonable worst case Year 2000 scenario for the Company would include the substantial or complete shutdown of the Internet or the Bank of Bermuda or the major credit card companies. This eventuality would cause the Company to cease operations until the Year 2000 problems were corrected. The Company has no contingency plan for dealing with this scenario and is not planning to develop one.

     The Company Needs Future Capital

     The Company needs to raise funds, and funds may not be available on favorable terms or at all. Failure to obtain funds on favorable terms could seriously harm the Company's business and operating results. Futhermore, if the Company issues additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of the holders of the Company's common stock. If the Company cannot raise funds on acceptable terms it will not be able to continue.

     The  Company  Depends  on  Continued  Use of the  Internet  and  Growth  of
E-commerce

     Rapid growth in the use of the Internet has occurred only recently. As a result, its acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

     The Internet may not be accepted as a long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. The Company's success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the necessary speed, data capacity, security and hardware for reliable Internet access and services.

     Thin  Public  Market  for The  Company's  Common  Stock;  Stock  Price  May
     Fluctuate

     The Company's common stock is very thinly traded. Its trading price may not be an accurate reflection of the Company's value. The market price of the Company's common stock may fluctuate significantly in response to a number of factors, some of which (such as interest rates, general economic conditions and trading multiples of comparable companies) are beyond the Company's control, and some of which (such as operating results and announcements of new products) are within the Company's control.

     Future Sales of Shares Could Affect The Company's Stock Price

     If the Company's stockholders sell substantial amounts of the Company's common stock in the public market, the market price of the Company's common stock could fall. Of the Company's outstanding common stock, 59% is eligible for sale in the public market immediately.

     Shareholders Will Receive No Dividends

     The Company has never paid dividends and has no current plans to do so. Given the Company's financial position, it is unlikely that it will pay any dividends in the foreseeable future. The Company plans instead to retain earnings, if any, to fund internal growth.

Special Note Regarding Forward-Looking Statements

     This document contains forward-looking statements. These statements relate to future events or the Company's future financial performance. In some cases, one can identify forward-looking statements by terminology. For example, "may", "will", "should", "expect.., "plan", "anticipate", "believe", "estimate", "predict", "potential" or "continue", or the negative of these terms or other comparable terminology, indicate forward-looking statements. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, one should specifically consider various factors, including the risks outlined in the Risk Factors section. These factors may cause the Company's actual results to differ materially from any forward-looking statement.

     Although it believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, neither the Company nor any other person assumes responsibility for whether the forward-looking statements ultimately prove accurate. The Company will not update any of the forward-looking statements after the date of this registration statement to conform them to actual results or to changes in the Company's expectations that occur after the date of this registration statement.

ITEM 2.  FINANCIAL INFORMATION

         Selected Financial Data.

                                                                     From September 16, 1998       Nine Months ended
                                                                     (date of inception) to        September 30, 1999 and
Statement of Operations Data                                         December 31, 1998             cumulative since inception
-----------------------------------------------------------------    --------------------------    ---------------------------
Revenues                                                                               $--                          $--
General and administration expenses                                                     --                   $3,691,067
Other income (expense)
         Interest income                                                                --                       14,073
         Interest expense                                                               --                     (216,474)
         Loss on disposal of equipment                                                  --                       (3,804)
                                                                                                   ---------------------------
                                                                                                               (206,205)
Net loss for the period                                                                 --                   (3,897,272)
                                                                     --------------------------    ---------------------------
Basic and diluted loss per share applicable to common
stockholders                                                                           $--                       $(0.34)
                                                                     --------------------------    ---------------------------
Weighted average shares used in computing per share amounts                             --                   11,352,924
                                                                     --------------------------    ---------------------------
Balance Sheet Data                                                       December 31, 1998             September 30, 1999
-----------------------------------------------------------------    --------------------------    ---------------------------
Current Assets                                                                 $--                           $1,302,166
Property and Equipment                                                          --                           $1,102,762
Total Assets                                                                    --                            2,404,928
Deferred Rent                                                                   --                               77,466
Obligations under capital lease (including current instalments)                 --                                4,194


     Management's Discussion and Analysis of Financial Position and Results Of Operations

General.

     The only material financial transactions have been capital raising and paying costs of forming the Company and commencing limited operations. The Company is a corporation with a limited operating history. Its date of inception was September 16, 1998. It is a development stage company with no operating revenues to date. The Company expects to derive revenues from one-time initiation fees when merchants or banks connect to the Company's system and from ongoing transaction fees that will be both fixed and variable with the size of the transaction being processed. The Company has insufficient operating history on which to base an evaluation of its business and prospects. Any such evaluation must be made in light of the risks frequently encountered by companies in their early states of development, particularly for companies in the rapidly evolving sector related to the Internet. See "Item 1. Business - Risk Factors". There is no assurance that the Company will be successful in addressing these risks and if it fails to do so its financial condition and results of operations would be materially adversely affected.

     In instances where a bank is unable to collect from a cardholder because of fraud, failure of the merchant to ship goods, sales returns or other disputes, the merchant is liable for the uncollected amount. If the amount cannot be collected from the merchant, however, then the Company will have to reimburse the bank for the uncollected amount. The Company will adopt procedures aimed at evaluating the credit of merchants initially and on an ongoing basis and at monitoring each merchant's transactions for excessive disputes.

     Its agreement with the Company gives the Bank of Bermuda the right to retain a percentage (determined solely by the bank) of any day's remittances as security for disputed items. It can hold this amount for up to 180 days, at which time it must release it to the Company unless a dispute over it has developed. Amounts so retained by the bank will not have to be paid to the merchant until they are received by the Company. Alternatively, the bank at its sole option may require the company to deposit with it an amount, determined solely by the bank, that the bank will hold as security for disputed items. The amount of the deposit must be evaluated by the bank at least every 180 days and, if necessary, increased or reduced to reflect more or less risk from disputed items as a result of greater or lesser volume of transactions or otherwise.

Results of Operations.

     Because the Company's date of inception was September 16, 1998, no period to period comparison of operations is possible. Operating expenses incurred through September 30, 1999 were $3,691,067, and represent the cost of forming the Company, building its infrastructure, hiring and paying employees, and advertising and marketing. As of September 30, 1999, the Company had an accumulated deficit of $ 3.9 million. For a description of the contribution of each item of expense to the accumulated deficit, see the Company's Consolidated Statement of Operations for the Nine Months Ended September 30, 1999 on page F-5.

Liquidity and Capital Resources.

     On March 3, 1999, the Company issued 500,000 shares of Common Stock at $4.00 per share to raise $2,000,000 in working capital. On August 10, 1999, the Company issued a promissory note in principal amount of $1,000,000 at par to Private Investment Company Ltd. to raise working capital. This note bears interest at the rate of 12% per annum, had an original maturity date of November 10, 1999 and is convertible into Common Stock at the option of the holder at $8.00 per share. This Note was accompanied by separable five-year warrants to purchase 100,000 shares of Common Stock at $8.50 per share, the last trade price on August 6, 1999. The maturity of the note was subsequently extended to January 10, 2000. On September 8, 1999, the Company issued 166,667 shares of Common Stock at $9 per share to raise $1,500,000 of working capital. On October 27, 1999 the Company borrowed $250,000 and on November 12, 1999 it borrowed $500,000 from Pacific Capital Markets, which is owned by Richard N. Jeffs, James R. King, Jr. and Robert Smith, all shareholders of the Company. These loans are evidenced by demand promissory notes. On November 26, 1999, the Company issued 1,000,000 units, each of which consisted of one share of common stock and a warrant to purchase one share of common stock for $7.80 at any time for five years, to the Bank of Bermuda Limited to raise $6,500,000 of working capital. These financings represent the sole source of the Company's working capital to date. In September 1999, the Company paid $1,500,000 to a consultant in full satisfaction of an obligation under a Consulting Agreement dated for reference March 5, 1999 pursuant to which the consultant will render services to the Company through August 31, 2000.

These services are:

     o introducing the Company to investment banks, institutional investors, and high net worth individual investors and assisting in negotiating the terms of debt, equity or convertible debt financing as required by the Company;

     o designing and implementing a public relations program for the Company to broaden exposure to the Company's services, and introducing the Company to potential customers and partners and helping to negotiate the terms of any arrangement with them;

     o designing and implementing a program to broaden the Company's exposure to financial industry analysts, financial institutions, brokerage firms, individual brokers and the investing public;

     o developing an advertising strategy for the Company that may involve electronic, print or broadcast advertising to promote the development and marketing of the Company's products and services.

The consultant is required to bear all costs (including out-of-pocket expenses) incurred in connection with providing the above-described services.

     On November 30, 1999, the Company had $6,317,680 of cash, cash equivalents and marketable securities available to fund operations. At the rate the Company is currently using cash (approximately $500,000 per month), this amount would be sufficient to enable the Company to maintain its current operations for approximately eleven months and repay the $1 million note referred to above. The Company's auditors have expressed substantial doubt as to its ability to continue as a going concern. See Independent Auditors' Report to the Board of Directors and Stockholders of the Company on page F-2.

     In order to implement its growth plans through June 30, 2000, the Company estimates that it will require a further $30,000,000. Failure to raise this amount will have a material adverse effect on the financial position and results of operation of the Company. There can be no assurance that the Company will be able to raise any more working capital, and any such financing will be dilutive to the existing shareholders.

Year 2000 Issues.

     Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, beginning on January 1, 2000, computer systems and software may produce erroneous results or fail unless they have been modified or upgraded to process date information correctly. Significant uncertainty exists in the software industry and other industries concerning the scope and magnitude of problems associated with the century change. The Company recognizes the need to ensure that its operations will not be adversely affected by Year 2000 software problems.

     The Company has completed its assessment of the Year 2000 issues in the software and hardware contained in its internal systems. Based on its current assessment, the Company has determined that its internal systems are Year 2000 compliant. The cost of this assessment to the Company was not material. All software and hardware installed hereafter will be tested and verified for Year 2000 readiness at the time of installation at no additional cost.

     The Company has identified all third parties with which it deals that present a material risk to the Company if they experience Year 2000 problems. Of these parties, nearly all have web sites that discuss their Year 2000 readiness. All of these have stated on their web site that they are Year 2000 compliant. The Company has contacted all material third parties that did not have a web site discussing their Year 2000 readiness. All of these responded in writing that they are Year 2000 compliant.

     The reasonable worst case Year 2000 scenario for the Company would include the substantial or complete shutdown of the Internet or the Bank of Bermuda or the major credit card companies. This eventuality would cause the Company to cease operations until the Year 2000 problems were corrected. The Company has no contingency plan for dealing with this scenario and is not planning to develop one.

ITEM 3.  PROPERTIES.

     The Company does not own any real property. It leases 8,740 square feet of office space at the address of its headquarters in Hong Kong for $41,890 per month. This lease expires on March 21, 2001. The Company also occupies office space for network operations and processing centre rent-free on the premises of the Bank of Bermuda in Bermuda. The Company believes that its present facilities are adequate to meet its current business requirements and that suitable facilities for expansion will be available when necessary.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth the current beneficial ownership of the Company's common stock by (i) each person known by the Company to beneficially own five percent or more of the Company's outstanding common stock, (ii) the Company's Chief Executive Officer and Directors and (iii) all of the Company's Executive officers and Directors as a group. Except as otherwise indicated, all shares of Common Stock are beneficially owned, and investment and voting power is held, by the person named as owner.


 Name and Address of Beneficial Owner       Number of Shares Beneficially Owned            Percentage Ownership
Bank of Bermuda Limited                                            2,000,000(1)                      14.0%
Gregory M. Pek                                                     1,750,000(2)                      13.0%
Ravi K. Daswani                                                    1,750,000(2)                      13.0%
Ermanno Pascutto                                                     450,000(2)                       3.2%
Cody Cain                                                            100,000(2)                       0.7%
Douglas Moore                                                        100,000(2)                       0.7%
Executive Officers and Directors as a group                        4,620,000(3)                      33.1%


----------
(1) Includes options to purchase 1,000,000 shares of common stock.

(2) Includes options to purchase 100,000 shares of common stock.

(3) Includes options to purchase 970,000 shares of common stock.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The names, ages, and terms of office of directors and executive officers of the Company are set forth below:

Name                   Position With Company
Gregory M. Pek(1)      Director, President, and Chief Executive Officer
Ravi K. Daswani(1)     Director, Senior Vice President, Chief Operating Officer
Ermanno Pascutto(1)    Director
Cody Cain(1)           Director
Douglas Moore (1)      Director
Raymond Chan           Director of Payment Processing Systems
Christopher M. Fox     Chief Technology Officer
Paul W. Fok            Project Director
Anders Green           Country Manager-Philippines
Lee Choong Wan         Country Manager-Korea
John R. Brewer         Corporate Secretary

----------
(1)  Member of the Company's Board of Directors


     Gregory M. Pek, 44, has been a Director of the Company and the President and Chief Executive Officer of the Company since March 3, 1999 and has been a Director of First Ecommerce Asia Limited since its inception. He was from March 1994 to February 1999 an executive officer of David Resources Company Limited, Kong Tai International Holdings Company Limited and from 1998 to February 1999 a director of Singapore Hong Kong Properties Investment Limited. Before 1994, Mr. Pek was a director and officer of a number of public companies in Canada.

     Ravi K. Daswani, 32, has been a Director of the Company and Senior vice President and Chief Operating Officer of the Company since March 3, 1999 and has been a Director of First Ecommerce Asia Limited since its inception. He was from December 1997 to February 1999 the managing director and co-owner of Asia Internet Limited, a Hong Kong Internet service provider. For more than three years before December 1997, he resided in Panama where he was managing director of a wholesale and retail apparel business.

     Ermanno Pascutto, 46, has been a Director of the Company since March 3, 1999. He is a Canadian and Hong Kong lawyer with extensive experience in securities regulation and corporate governance. Mr. Pascutto has been for more than five years a partner with Goodman Phillips & Vineberg working in the in Toronto and Hong Kong offices of the firm. Before that Mr. Pascutto was deputy chairman and executive director of the Hong Kong Securities and Futures Commission where, among other things, he was involved in the regulation of listed companies. Prior to his joining the HRSFC, he was executive director and chief operating officer of the Ontario Securities Commission

     Cody Cain, 31, has been a Director of the Company since May 31, 1999. He is the Partner for the Asia Pacific Region of USWeb/CKS Corporation, an Internet consulting company. Mr. Cain joined Gray Peak Technologies, a computer network infrastructure consulting company where he was the managing Director and founder of the Hong Kong office in January 1998. Grey Peak was acquired by USWeb/CKS in July 1998. Prior to joining Gray Peak, Mr. Cain was a National Sales manager of China for Nike from January 1997 to December 1997, and prior to that he was the Business Development Director for Icon CMT Corp., an Internet service provider based in New York, from February 1996 to January 1997. In 1995, prior to joining Icon CMT Corp., Mr. Cain was a founder and Director of Find Publishing, an online marketing database company based in the United Kingdom and was the sole proprietor of Peak Performance International, a health and fitness consultant based in the United Kingdom, from January 1995 to December 1995.

     Douglas Moore, 41, has been a Director of the Company since October 27, 1999. Since 1994, Mr. Moore has worked for Credit Suisse in Hong Kong and is currently the director of Credit Suisse Investment Advisory (Hong Kong) Limited, a wholly owned subsidiary of Credit Suisse. Before joining Credit Suisse, Mr. Moore practiced international tax law with the Hong Kong office of McMillan Binch, a Canadian law firm. He is a Canadian and a Hong Kong lawyer.

     Raymond Chan, 59, has been director of Payment Processing Systems since June 1, 1999. Before joining the Company on that date, he spent 17 years at visa international where he was ultimately promoted to Executive Vice President and General Manager of Greater China Region.

     Christopher M. Fox, 34, joined the Company in April 1999. Before that from January to March 1999, he was a Practice Director of China.com and consulted with its large clients regarding their Internet business strategies. During November 1998 and December 1998 he was employed by Interim Technology, an information technology company, in its Hong Kong office to set up a professional services division. From June 1998 to November 1998, he was a technical architect for Hong Kong Telecom. Mr. Fox was a technical director in charge of ecommerce projects for Computerland in New Zealand from October 1996 to June 1998, and before that was a strategy consultant for ecommerce projects for the National Bank, Wellington, New Zealand from January 1996 to September 1996. From October 1994 to January 1996 he was a technical architect for the New Zealand Police Force's Integrated National Crime Information System.

     Paul W. Fok, 46, joined the Company in May 1999. Before that, he was head of technical development at the Stock Market Channel, a subsidiary of Reuters located in Hong Kong that distributes stock market information, from October 1997 to April 1999. From October 1989 to September 1997, he was the senior manager of the cost center of Cable and Wireless Hong Kong Telecom.

     Anders Green, 43, joined the Company in August 1999. Before that for more than ten years he was the proprietor and chief executive officer of Sky International Consultancy, a Hong Kong company that represented European businesses seeking to do business in Asia.

     Lee Choong Wan, 46, joined the Company in September 1999. From 1990 to August 1998, he worked for Visa International where he was promoted to president of Visa Korea, a wholly owned subsidiary of Visa International. From August 1998 until he joined the Company, he attended to personal matters.

     John R. Brewer, 43, joined the company in September 1999. Before that, he was the corporate secretary of Astec (BSR)(PLC) in Hong Kong from June 1996 to August 1999. He was the proprietor of East Asia Trust, a registered investment advisor in Hong Kong, from May 1993 until May 1996.

ITEM 6.  EXECUTIVE COMPENSATION.

     Directors are not paid any fees in connection with their so acting. They are reimbursed for out-of-pocket expenses incurred in connection with attending board meetings. Directors have been granted options to purchase the Company's common stock for $7.65 per share (85% of the fair market value on the date of grant for all but Mr. Moore; 100% of fair market value on date of grant for Mr. Moore) as set forth below:

     Name                                                  Number of Options
     ---------------------------------------            ------------------------
     Gregory M. Pek                                               100,000
     Ravi K. Daswani                                              100,000
     Ermanno Pascutto                                             100,000
     Cody Cain                                                    100,000
     Douglas Moore                                                100,000

     In addition to the options set forth above, senior management as a group has been granted options to purchase 775,000 shares for $7.65 per share (85% of the fair market value on the date of grant.) Half of these vest in June 2000 and half vest in June 2001.

     The Company paid no Executive officer more than $10,000 in 1998. The law firm of which Mr. Pascutto is a partner renders legal services to the Company from time to time and charges the Company its usual rates plus out of pocket disbursements for doing so. During the nine months ended September 30, 1999, the Company paid that firm $131,169.

     Mr. Pek's employment agreement, which became effective January 1, 1999, provides for a monthly salary of 100,000 Hong Kong dollars (one Hong Kong dollar equaled approximately 12.9 U.S. cents on December 2, 1999) and a year-end bonus equal to one month's salary. The agreement is for an indefinite term. Mr. Pek is required to devote his full time efforts to being the Company's President and Chief Executive Officer. The Company may terminate Mr. Pek without any payment for cause or disability or for having reached mandatory retirement age or, by paying him one month's salary, at its complete discretion. Mr. Pek may resign at any time upon one month's notice. Following his employment, Mr. Pek has agreed not to compete with the Company for periods ranging from six to 12 months depending upon the geographic region at issue.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Messrs. Pek and Daswani formed First Ecommerce Asia Limited in 1998. Mr. Pek contributed $1,507 to that company and Mr. Daswani contributed $1,507. In return, each received one-half of the outstanding common stock of that company (one share each). On January 28, 1999, JRL Resources Corp. acquired that company for 3, 015,000 newly issued shares of the common stock of JRL and 985,000 already-outstanding shares of common stock of JRL (from JRL shareholders), of which Messrs. Pek and Daswani each received half. These 4,000,000 shares represent all but 40,000 of JRL's issued and outstanding shares after this issuance. On February 12, 1999, JRL merged with and into the Company and in connection with the merger the JRL common stock of each of Messrs. Pek and Daswani was converted into 2,000,000 shares of the Company's common stock.

     Asia Internet Limited, of which Mr. Daswani is a director and shareholder, received $154,543 from the Company for providing technical support, system maintenance and other professional services for the Company during the nine months ended September 30, 1999.

     The Directors and management of the Company have been granted options to purchase the Company's common stock. A law firm of which a director is a partner has received legal fees. See Item 6 Executive Compensation.

     On July 21, 1999, the Company entered into an agreement with US Web/CKS Corporation pursuant to which the Company will pay $231,000 for technology development services for one year. Mr. Cain is an employee of US Web/CKS Corporation.

     The Company believes that the above transactions are on terms at least as favorable to it as could have been obtained in an arm's length transaction.

ITEM 8.  LEGAL PROCEEDINGS.

     At the date of this registration statement, the Company is not involved in any litigation and does not have any pending claims. The Company's management is not aware of any threatened claims or the basis therefor.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     The Company's common stock has traded on the OTC Bulletin Board under the symbol "FECC" since March 8, 1999. The following table sets forth the high and low closing prices for the common stock for the periods indicated.

1999                                              High              Low
------------------------------------------     ------------      ----------
Fourth Quarter(through November 30)               $ 8.69          $ 6.69
Third Quarter                                      11.38            6.69
Second Quarter                                     12.13            5.88
First Quarter                                       7.25            2.25


     As of November 30, 1999, there were approximately 35 holders of record of the common stock. On December 7, 1999, the closing sales price of the Company's common stock was $7.50 per share.

     The Company has not paid any cash dividends on its Common Stock and does not presently intend to do so. Future dividend policy will be determined by its Board of Directors on the basis of its earnings, capital requirements, financial condition and other factors deemed relevant.

     The transfer agent and registrar of the Company's Common stock is Nevada Agency and Trust Company, 50 West Liberty, Suite 880, Reno, Nevada 89SO1.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     JRL Resources Corp. (then known as Vantage Sales Corp.) issued 1,025,000 shares of its common stock to 26 persons on November 14, 1996 for an aggregate of $5,025. These persons, and the number of shares issued to each, were:

                                                              Shares
                                                              ------

                  Eric P. Littman                             1,000,000

                  Lane Abraham                                1,000

                  Mark Bryn                                   1,000

                  Isabel Cantera                              1,000

                  Stephanie Fisch                             1,000

                  Michael Fridovich                           1,000

                  Lori Halpern                                1,000

                  Bernard Halpern                             1,000

                  Ronnie Halpern                              1,000

                  Susan Hershkowitz                           1,000

                  Wendy Heckleman                             1,000

                  Rob Hedeman                                 1,000

                  Marc Kuperman                               1,000

                  Alan Leibowitz                              1,000

                  James Littman                               1,000

                  Leona Littman                               1,000

                  Daryl Merl                                  1,000

                  Robert Oosterwyk                            1,000

                  S. Ronald Pallot                            1,000

                  Sophie Romano                               1,000

                  Lawrence Schwartz                           1,000

                  Nancy Schwartz                              1,000

                  Cindy Singer                                1,000

                  Bernice Steiner                             1,000

                  Samuel Steiner                              1,000

                  Gertrude Weiner                             1,000

     This issuance was exempt from the registration requirements of the Securities Act of 1933 pursuant to Rule 504.

     JRL Resources Corp. issued 3,015,000 shares of its common stock to the shareholders of First Ecommerce Asia Limited (Messrs. Pek and Daswani) on January 28, 1999 in return for all the outstanding equity of that company. This issuance was exempt from registration pursuant to Regulation S. On the same date, JRL Resources Corp. issued 8,000,000 shares of its common stock in a transaction exempt from registration under Regulation S to financial advisors for services rendered in connection with organizational activities at a deemed value of $308,000, which includes $8,000 of cash received. These advisors, and the number of shares issued to each, were:

                                                               Shares
                                                               ------

                  Beaconsfield Corporation
                  Nassau, Bahamas                             450,000


                  Claritas Trading Ltd.
                  Turks & Caicos Islands, BWI                 480,000


                  Crescent Group SA
                  Nassau, Bahamas                             480,000

                  Ermine Overseas Ltd.
                  British Virgin Islands                      500,000

                  Gastinough Incorporated
                  Nassau, Bahamas                             500,000


                  Georgina Industries limited
                  British Virgin Islands                      450,000

                  Hawk Management Ltd
                  Turks & Caicos Islands                      450,000


                  Hildesheim Kapital GmbH
                  Alofi, Niue                                 450,000


                  Inversiones Arturo S. A.
                  Republic of Panama                          450,000


                  Richard N. Jeffs
                  Vancouver, British Columbia                 300,000


                  Kaleyard Corp.
                  Nassau, Bahamas                             480,000


                  James R. King, Jr.
                  Vancouver, British Columbia                 300,000


                  Marble Hall Investments Ltd
                  Douglas, Isle of Man                        480,000


                  Minglow Management S.A.
                  Republic of Panama                          500,000

                  Octavia Kapital GmbH
                  Alofi, Niue                                 500,000


                  Rockridge Estates Ltd.
                  Nassau, Bahamas                             450,000


                  Robert Smith
                  North Vancouver, British Columbia           300,000

                  Wherry Trading S. A.
                  Republic of Panama                          480,000

     The services they rendered were in the nature of financial and business advice related to finding, evaluating, financing and negotiating the acquisition of First Ecommerce Asia Limited. In connection with rendering these services, they paid for their own out-of-pocket expenses, including attorneys' fees.

     On February 12, 1999 the Company (which had not previously issued any capital stock) issued 12,040,000 shares of its common stock to the shareholders of JRL Resources Corp. in connection with merging JRL into the Company. These issuances were exempt from registration under Regulation S and Rule 504.

     The Company issued 500,000 shares of its common stock to Gera Unternehmen GmbH, Alofi, Nive outside the United States on March 3, 1999 at a price of $4.00 per share. This issuance was exempt from registration pursuant to Regulation S.

     The Company issued its 12% promissory note due November 10, 1999 in principal amount of $1,000,000 at par to Private Investment Company Ltd., Nassau, Bahamas on August 10, 1999. This note is convertible into shares of the Company's common stock at the rate of $8 per share. The note was accompanied by five-year warrants to purchase 100,000 shares of the Company's common stock for $8.50 per share. These issuances were exempt from registration pursuant to Regulation S.

     On September 8, 1999, the Company issued 166,667 shares of its Common Stock to Tradewinds Investments Ltd., Nassau, Bahamas outside the United States at a price of $9 per share. The issuance was exempt from registration pursuant to Regulation S.

     On November 26, 1999 the Company issued 1,000,000 units, each of which consisted of one share of common stock and a five-year warrant to purchase one share of common stock for $7.80, to The Bank of Bermuda Limited, Hamilton, Bermuda outside the United States for $6.50 per unit. This issuance was exempt from registration pursuant to Regulation S.

ITEM 11. DESCRIPTION OF SECURITIES

     The authorized common stock of the Company consists of 200,000,000 shares at a par value of one mill ($0.001) per share. A total of 13,706,667 shares of common stock are presently issued and outstanding. Also outstanding are options held by the Company's Directors and management and warrants held by a two third parties to purchase an aggregate of 2,612,500 shares of common stock.

     Holders of common stock are each entitled to vote for each share standing in his or her name in the books of the Company. Holders of the common stock do not have subscription, redemption, conversion or pre-emptive rights. The outstanding shares of common stock are fully paid and non-assessable. Each share of common stock is entitled to participate pro rata in distribution upon liquidation and to one vote on all matters submitted to a vote of stockholders. The holders of common stock may receive cash dividends as declared by the Board of Directors out of funds legally available therefor. Holders of the common stock are entitled to elect all Directors. The holders of the common stock do not have cumulative voting rights, which means that the holders of more than half of the shares voting can elect all of the Directors and the remaining holders will not be able to elect any Directors.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company will indemnify and hold harmless its directors and officers from any action, suit or proceeding whether civil, criminal, or administrative, or investigative, to the fullest extent legally permissible under the General Corporate Law of the State of Nevada. No director or officer shall have any personal liability to the Company or its stockholders from damages for breach of fiduciary duty as a Director or officer, except that Directors and Officers may be held liable to the Company or its stockholders for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or the payment of dividends in violation of the Nevada Revised Statutes. The Directors may cause the Company to purchase and maintain insurance on behalf of any person who is or was a Director or Officer of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers or third parties controlling the Company pursuant to Nevada law, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     See attached financial statements beginning on page F-1

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

     (a)  See Index to Financial Statements on page F-1

     (b)  Exhibits

                  3.1      Articles of Incorporation

                  3.2      By-laws

                  4.1      Specimen Stock Certificate

                  11.1     Computation of Earnings per Share

                  21.1     List of Subsidiaries

                  27.1     Financial Data Schedule

                                   SIGNATURES

     Pursuant to the requirements of section 12 of the securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         FIRST ECOM.COM, INC.

                                     By: /s/ Gregory M. Pek
                                         ---------------------------------------
Dated: December 20, 1999               Gregory M. Pek, Chief Executive Officer

                          INDEX TO FINANCIAL STATEMENTS

Independent Auditors' report to the Board of Directors and
         Stockholders of First Ecom.com, Inc.................................F-2

Consolidated balance sheet at September 30, 1999 (unaudited) and at December 31, 1998 (audited)......................................F-3

Consolidated  Statement of  operations  for the nine months
     ended September 30, 1999 (unaudited) and for the period
     from September 16, 1998 (date of inception) to December
     31, 1998 (audited)......................................................F-5

Consolidated  Statement of Stockholders Equity for the nine months ended September 30, 1999 (unaudited) and for the period
     from September 16, 1998 (date of inception) to December
     31, 1998 (audited)......................................................F-6

Consolidated  Statement  of Cash Flows for the nine months
     ended September 30, 1999 (unaudited) and for the period
     from September 16, 1998 (date of inception) to December
     31, 1998 (audited)......................................................F-7

Notes to Consolidated Financial Statements for the nine months ended
     September  30,  1999  (unaudited)  and for period  from
     September  16, 1998 (date of inception) to December 31,
     1998 (audited)..........................................................F-9

Independent Auditors' Report
To the Board of Directors and Stockholders
First Ecom.com, Inc.

     We have audited the accompanying consolidated balance sheet of First Ecom.com, Inc. and subsidiaries (a group of companies in development stage) (together "the Group") as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the period from September 16, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in Hong Kong and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Ecom.com, Inc. and subsidiaries (a group of companies in development stage) as of December 31, 1998, and the results of their operations and their cash flows for the period from September 16, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group is not generating cash flows from operations and does not have adequate working capital sufficient to fund expected capital and operating requirements through its development stage. This condition raises substantial doubt about the Group's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG
Hong Kong, August 12, 1999

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998

Consolidated balance sheet at September 30, 1999 and December 31, 1998
(Expressed in United States Dollars)


                                                  September 30,
                                                           1999    December 31,
                                           Note     (unaudited)            1998
                                                            US$             US$
Assets

Current assets

Cash and cash equivalents                                20,009             --
Advances to employees                                    76,762             --
Amounts due from stockholders                             3,478             --
Prepaid financial advisory fees              5          922,504
Other receivables and prepaid expenses                  279,413             --
                                                     ----------      ----------
Total current assets                                  1,302,166             --

Property and equipment                       6        1,102,762             --
                                                     ----------      ----------
Total assets                                          2,404,928             --
                                                     ==========      ==========

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998

Consolidated balance sheet at September 30, 1999 and December 31, 1998 (continued)
(Expressed in United States Dollars)



                                                    September 30,
                                                             1999   December 31,
                                              Note    (unaudited)           1998
                                                              US$            US$
Liabilities and stockholders' equity

Current liabilities

Short term loan                                  9      817,282            --
Current instalments of obligations under
  capital lease                                  7        1,624            --
Accounts payable                                        790,280            --
Accrued expenses                                        167,468            --
                                                     ----------     ----------
Total current liabilities                             1,776,654            --

Deferred rent                                            77,466            --
Obligations under capital lease, excluding
  current instalments                            7        2,570            --
                                                     ----------     ----------
Total liabilities                                     1,856,690            --

Stockholders' equity

Common stock, $0.001 par value
Authorised
  2 and 200,000,000 shares at December 31,
  1998 and September 30, 1999 respectively;
Issued and outstanding shares
  As of December 31, 1998 - 2 shares
  As of September 30, 1999 - 12,706,667
  shares                                                 12,707            --
Additional paid-in capital                            4,534,509            --
Deficit accumulated during the development
  stage
                                                     (3,998,978)           --
                                                     ----------     ----------
Total stockholders' equity                              548,238            --
                                                     ----------     ----------
Total liabilities and stockholders' equity            2,404,928            --
                                                     ==========     ==========




See accompanying notes to financial statements.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


Consolidated statement of operations
for the nine months ended September 30, 1999 and for the period from September 16, 1998 (date of inception) to December 31, 1998
(Expressed in United States Dollars)


                                               For the nine
                                               months ended
                                          September 30,1999       From September
                                             and cumulative    16, 1998 (date of
                                   Note     since inception        inception) to
                                                (unaudited)    December 31, 1998
                                                        US$                  US$

Operating expenses
General and administration expenses
  Staff costs                                       901,754                --
  Stock compensation costs                          330,116
  Organisational costs                              300,000                --
  Advertising and promotion                         186,670                --
  Legal and professional fees                     1,167,678                --
  Travelling                                        273,246                --
  Depreciation                                      134,307
  Others                                            471,285                --
                                                -----------          ----------
                                                                     (3,765,056)
                                                                     ----------
Other income/(expenses)
Interest income                                      14,073                --
Interest expense                                   (244,191)               --
Loss on disposal of equipment                        (3,804)
                                                -----------          ----------

                                                   (233,922)               --
                                                -----------          ----------

Net loss for the period                          (3,998,978)               --
                                                ===========          ==========
Basic and diluted loss per share
  applicable to common stockholders                   (0.34)               --
                                                ===========          ==========

Weighted average shares used in
  computing per share amounts                    11,647,155                --
                                                ===========          ==========

See accompanying notes to financial statements.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


Consolidated statement of stockholders' equity for the nine months ended September 30, 1999 and for the period from September 16, 1998 (date of inception) to December 31, 1998
(Expressed in United States Dollars)


                                                                                   Deficit
                                                                               accumulated   Total stock-
                                                                 Additional     during the       holders'
                                                      Common        paid-in    development         equity
                                            Note       stock        capital          stage
                                                         US$            US$            US$            US$
Consolidated statement of stockholders'
  equity for the period from September
  16, 1998 (date of inception) to
  December 31, 1998
Balance at September 16, 1998                  1        --             --             --             --
                                                  ----------     ----------     ----------     ----------

Balance at December 31, 1998                            --             --             --             --
                                                  ==========     ==========     ==========     ==========
Consolidated statement of stockholders'
  equity for the nine months ended
  September 30, 1999 (unaudited)

Balance at December 31, 1998                            --             --             --             --

Impact of merger with JRL Resources Corp.
                                               1       4,040         (4,940)          --             (900)

Issuance of 8,000,000 shares of common
  stock for organisational costs               1       8,000        300,000           --          308,000

Secondary common stock offering of
  500,000 shares                               1         500      1,999,500           --        2,000,000

Third common stock offering of 166,667
  shares                                       1         167      1,499,833           --        1,500,000

Stock-based compensation                                --          330,116           --          330,116

Issuance of debt securities with
detachable warrants                            9        --          410,000           --          410,000

Net loss for the period                                 --             --       (3,998,978)    (3,998,978)
                                                  ----------     ----------     ----------     ----------

Balance at September 30, 1999                         12,707      4,534,509     (3,998,978)       548,238
                                                  ==========     ==========     ==========     ==========

See accompanying notes to financial statements.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998

Consolidated statement of cash flows
for the nine months ended September 30, 1999 and for the period from September 16, 1998 (date of inception) to December 31, 1998
(Expressed in United States Dollars)

                                                         For the nine
                                                         months ended
                                                    September 30,1999       From September
                                                       and cumulative    16, 1998 (date of
                                             Note     since inception        inception) to
                                                          (unaudited)    December 31, 1998
                                                                  US$                  US$
Net loss for the period                                   (3,998,978)                --
Organisational costs in excess of cash paid                  300,000                 --
Stock compensation costs                                     330,116                 --
Depreciation of property and equipment                       134,307                 --
Loss on disposal of equipment                                  3,804                 --
Payment of financial advisory fee                         (1,500,000)
Amortisation of financial advisory fee                       577,496
Increase in other receivables and prepaid expenses          (279,413)                --
Increase in amounts due from employees and
      stockholders                                           (80,240)                --
Accretion of discount on loan                                227,282
Increase in accounts payable                                 459,739                 --
Increase in accrued expenses                                 139,247                 --
Increase in deferred rent                                     77,466                 --
                                                          ----------            ----------
Net cash used in operating activities                     (3,609,174)                --
                                                          ----------
Cash flows from investing activities

Payments for property and equipment                         (883,946)                --
                                                          ----------            ----------

Net cash used in investing activities                       (883,946)                --
                                                          ----------            ----------

Cash flows from financing activities

Proceeds from issuance of common stock                     3,508,000                 --
Proceeds from short term loan with detachable warrants     1,000,000                 --
Proceeds from disposal of equipment                            5,806                 --
Principal payments under capital lease obligations              (677)                --
                                                          ----------            ----------
Net cash provided by financing activities                  4,513,129                 --
                                                          ----------            ----------
Net increase in cash and cash equivalents                     20,009                 --

Cash and cash equivalents at beginning of period                --                   --
                                                          ----------            ----------
Cash and cash equivalents at end of period                    20,009                 --
                                                          ==========            ==========

See accompanying notes to financial statements.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


Consolidated statement of cash flows
for the nine months ended September 30, 1999 and for the period from September 16, 1998 (date of inception) to December 31, 1998 (continued)
(Expressed in United States Dollars)



The Group paid $142 and $Nil for interest for the nine months ended September 30, 1999 (unaudited) and for the period from September 16, 1998 (date of inception) to December 31, 1998 (audited) respectively.

Major non-cash transactions


Period from January 1, 1999 to September 30, 1999 (unaudited):

(a) Property and equipment amounting to $4,871 were acquired under a capital lease during the nine months ended September 30, 1999.

(b) Issuance of 8,000,000 shares to financial advisors for services rendered in connection with organisational activities of the Group at a deemed value of $300,000, in excess of $8,000 cash received

(c) During the nine months ended September 30, 1999 $330,116 in compensation expense was recorded for options granted.




See accompanying notes to financial statements.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


Notes to consolidated financial statements for the nine months ended September 30, 1999 (unaudited) and for the period from September 16, 1998 (date of inception) to December 31, 1998
(Expressed in United States Dollars)

1    Background and principal activities

Formation

First Ecommerce Asia Limited ("FEAL") (prior to December 10, 1998 named Gold Pacific Management Limited ) was incorporated in Hong Kong on September 16, 1998 with two shares of HK$1 per share issued and outstanding. On January 28, 1999 FEAL entered into an agreement and plan of merger with JRL Resources Corp. (prior to August 18, 1998 named Vantage Sales Corp.), a company incorporated in the State of Florida on November 13, 1996 with 1,025,000 common shares issued and outstanding ("JRL Resources"), which had been inactive since its formation. Pursuant to the terms of the agreement and plan of merger and related agreements, 3,015,000 newly issued shares of JRL Resources and 985,000 shares held by existing shareholders of JRL Resources were exchanged for the two shares of FEAL, and FEAL became a wholly-owned subsidiary of JRL Resources.

Issuance of common shares for organisational costs

Also on January 28, 1999, JRL Resources issued 8,000,000 shares to financial advisors for services rendered in connection with organisational activities at a deemed value of $308,000, including $8,000 cash received.

Accounting for the formation and organisational costs

The merger between JRL Resources and FEAL was a merger of a private operating company into a non-operating public shell corporation with nominal net assets that resulted in the owners and management of the private company having operating control of the combined company after the transaction. For accounting purposes, the transaction has been treated as a reverse acquisition of JRL Resources by FEAL with FEAL deemed to be the accounting acquirer. The consolidated financial statements for periods prior to the merger reflect the financial position and results of operations of FEAL since its formation. Since JRL Resources had no significant operations prior to the reverse acquisition, pro forma information giving effect to the acquisition is not presented.

The issuance of common shares to financial advisors for organisational costs were recorded at the deemed fair value of the services provided of $300,000, plus the nominal amount of cash received of $8,000, or $0.0385 per share.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


1    Background and principal activities (continued)

     JRL Resources merger with First Ecom.com, Inc.

     Pursuant to an agreement and plan of merger dated February 12, 1999, JRL Resources was merged with and into First Ecom.com, Inc. ("FECI"), a company incorporated in the State of Nevada on February 12, 1999, with no shares issued and outstanding. Pursuant to the agreement and plan of merger, all of the 12,040,000 outstanding common shares of JRL Resources were exchanged on a one-for-one basis for newly issued shares of FECI, with FECI being the surviving corporation.

     For accounting purposes, this merger is treated as a re-incorporation of JRL Resources as FECI.

     Secondary common share offering

     On March 3, 1999, FECI completed a secondary stock offering of 500,000 new common shares at $4 per share pursuant to a Subscription Agreement dated March 3, 1999, and raised net proceeds totalling $2,000,000.

     Third common share offering

     On September 8, 1999, FECI completed a stock offering of 166,667 new common shares at $9 per share pursuant to a Subscription Agreement dated September 8, 1999, and raised net proceeds totalling $1,500,000.

     Formation of FEC Ltd.

     On March 31, 1999, FEC Ltd. ("FECL") was incorporated in Bermuda as a wholly-owned subsidiary of FEAL (together with FECI and FEAL "the Group").


     Nature of Business

     The Group was established to facilitate electronic payment processing of e-commerce transactions for merchants and banks across the Internet. The Group has developed an electronic gateway to convert consumers' credit card information collected by merchants on the Internet into a format that can be processed by banks. The Group will act as an intermediary payment system service provider between on-line merchants, consumers and banks. The principal geographic area in which the Group initially intends to provide its services is throughout Asia. The Group initially intends to charge its merchants and banks service fees to process transactions through this gateway.

     Where reimbursement for any transaction cannot be obtained in connection with merchant transactions processed through the Group's gateway with The Bank of Bermuda Limited, the Group expects to retain the risk of loss related to sales returns, fraud losses, and chargebacks. The Group expects to perform evaluations of its merchants and monitor the level and nature of transactions of the merchants.

     Since its inception the Group has been in the development stage. The Group is in the process of acquiring and developing its software and hardware, training its personnel, performing research and development activities, and developing its markets. Through September 30, 1999, the Group had no revenues from operations.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


2    Basis of preparation

     The accompanying financial statements have been prepared on a going concern basis. While the Group had cash of $20,009 as of September 30, 1999, currently it is not operating or generating cash flows. The ability of the Group to continue as a going concern is ultimately dependent upon the successful start-up of operations, including placing in service the Group's operating software and hardware as well as developing sufficient markets. Management believes that the Group will be able to attract additional working capital to fund its requirements throughout the development stage. However, there can be no assurance that the Group's business once started will be successful or that such funds will be available to the Group on commercially reasonable terms or at all.


3    Summary of significant accounting policies

(a)  Principles of consolidation


     The consolidated financial statements include the financial statements of FECI and its subsidiaries. All companies in which the parent has a controlling financial interest through direct or indirect ownership of a majority voting interest are consolidated. All significant intercompany balances and transactions have been eliminated on consolidation.

     The financial statements prepared as of and for the period ended December 31, 1998 reflect the financial position and results of operations of FEAL since its formation. The financial statements as of and for the period ended September 30, 1999 and for the period prior to the merger with JRL Resources reflect the consolidated financial position and results of operations of FEAL. Subsequent to the merger, the financial statements reflect the consolidated financial position and results of operations of FECI (as successor to JRL Resources subsequent to FECI's formation and JRL Resources prior to FECI's formation) and its subsidiary FEAL.

(b)  Business combinations


     Business combinations have been accounted for under the purchase method of accounting. The results of operations of the acquired business from the date of acquisition are included in the results of the Group. Net assets of the companies acquired are recorded at their fair value to the Group at the date of acquisition.

(c)  Revenue and cost recognition

     With respect to fees generated by transactions processed on behalf of merchants, revenues are recognized when the transaction is processed. Other payments received for service revenues are recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligation is fulfilled in a different pattern, over the contractual term of the arrangement, or the expected period during which those specified services are performed, whichever is longer.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


3    Summary of significant accounting policies (continued)

(c)  Revenue and cost recognition (continued)

     Costs directly related to a contract that would not have been incurred but for that contract (incremental direct acquisition costs) are deferred and charged to expense in proportion to the revenue recognised. All other costs, such as costs of services performed under the contract, general and administrative expenses, advertising expenses and costs associated with the negotiation of a contract prior to it being consummated, are charged to expense as incurred. The Group expects to accrue for expected uncollectible sales returns, fraud losses, credit card chargebacks and classify the resulting expense as an addition to the allowance for doubtful debts.

(d)  Cash and cash equivalents


     Cash and cash equivalents consist of money market instruments with original maturities of three months or less.

(e)  Property and equipment


     Property and equipment are stated at cost, net of accumulated depreciation.

     Depreciation  is  calculated   using  the  straight  line  basis  over  the
     anticipated useful lives of the assets as follows:

     Leasehold improvements                          Over the term of the leases

     Computer equipment and processing system                            3 years

     Furniture, fixtures and office equipment                            5 years

(f)  Software development costs


     In accordance with Statement of Position 98-1, internal and external costs incurred to develop internal-use computer software are expensed during the preliminary project stage and capitalised during the application development stage and amortised over three years. During the period ended December 31, 1998 and the nine-month period ended September 30, 1999, $Nil and $27,600 (unaudited) of internal-use computer software was expensed, respectively. As of December 31, 1998 and September 30, 1999, capitalised software net of accumulated amortisation was $Nil and $544,482 (unaudited), respectively.

(g)  Income taxes


     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998

3    Summary of significant accounting policies (continued)

(g)  Income taxes (continued)


     recognised in income in the period that includes the enactment date. A valuation allowance is recognised to reduce the deferred tax assets if it is more likely than not that all or some portion of the deferred tax assets will not be realised.

(h)  Commitments and contingencies

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(i)  Use of estimates


     Management of the Group has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(j)  Translation of foreign currencies


     The functional currency of the Group is Hong Kong dollars. The reporting currency of the Group is United States dollars. Balance sheet accounts of the Group are translated into United States dollars at current exchange rates. Income statement items are translated at the average rates during the year. Net translation gains and losses are recorded directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the determination of net loss.

(k)  Research and development and advertising


     Research and development, and advertising costs are expensed as incurred. Research and development costs amounted to $Nil in the nine-month period ended September 30, 1999 (unaudited) and the period from September 16, 1998 (date of inception) to December 31, 1998. Advertising costs amounted to $186,670 (unaudited) and $Nil respectively in the nine-month period ended September 30, 1999 and the period from September 16, 1998 (date of inception) to December 31, 1998.

(l)  Start-up and pre-operating costs


     Start-up and pre-operating costs are expensed as incurred.

(m)  Long-lived assets


     The Group accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

(n)  Stock-based compensation

     The Group accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and complies with the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation". Under APB No. 25 compensation expense is based on the difference, if any, between the deemed fair value of the Group's stock and the exercise price of the option. The unearned compensation is being amortized in accordance with Financial Accounting Standards Board Interpretation No. 28 on a straight-line basis over the vesting period of the individual options.

     The Group accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable.

(o)  Basic and diluted loss per share

     SFAS No. 128, "Earnings Per Share" requires the presentation of basic net income per share, and for companies with complex capital structures, diluted net income per share.

     As of September 30, 1999 and December 31, 1998 potentially diluting shares totalling 1,177,500 (unaudited) and Nil, respectively, for employee share options and 100,000 (unaudited) and Nil, respectively for warrants with exercise prices less than the average market price that could dilute basic earnings per share in the future, were not included in earnings per share as their effect was anti-dilutive for those periods.

(p)  Debt issued with stock purchase warrants

     Debt issued with detachable stock purchase warrants is accounted for in accordance with the provisions of Accounting Principles Board Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB No. 14"). Under APB No. 14 the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants is accounted for as additional paid-in capital. The allocation is based on the relative fair values of the two securities at the time of issue. Any resulting discount or premium on the debt securities is accounted for as such and amortised over the term of the debt securities.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


3    Summary of significant accounting policies (continued)

(q)  Recent accounting pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities" which requires companies to record derivative financial instruments on their balance sheets as assets or liabilities, measured at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. In June 1999 the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of Effective Date of FASB Statement No. 133" which amends SFAS 133 to be effective for all fiscal years beginning after June 15, 2000. The Group has not determined the potential impact of this statement on its financial condition or results of its operations.

4    Income taxes

     As the Group is in its development stage and incurred losses since its inception, no income tax expenses were recognised for the nine months ended September 30, 1999 (unaudited) and for the period from September 16, 1998 (date of inception) to December 31, 1998. There were no taxes payable at September 30, 1999 (unaudited) or December 31, 1998.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 1999 are presented below (at the Hong Kong statutory rate of 16%):


                                                  September
                                                   30, 1999
                                                (unaudited)
                                                       US$

Deferred tax liabilities:
   Property and equipment, principally due to
       differences in depreciation                131,078
                                                 --------

Deferred tax assets:

   Net operating loss carry forward               529,291

   Less valuation allowance                      (398,213)
                                                 --------

   Net deferred tax assets                        131,078
                                                 --------

Net deferred tax assets/liabilities                  --
                                                 ========

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998

4    Income taxes (continued)

     The tax effects of temporary differences and carry forwards that give rise to deferred tax assets and liabilities were $Nil as at December 31, 1998.

     Currently, net operating loss carryforwards at September 30, 1999 of $3,308,067 (unaudited), substantially all of which relate to the Group's Hong Kong operations, can be carried forward indefinitely.


5    Prepaid financial advisory fees

     Pursuant to an agreement dated March 5, 1999, the Group paid a fee of $1,500,000 to a consultant for the following services:


     - introducing the Group to investment banks, institutional investors, finding institutions and high net worth individual investors and assisting in negotiation of the terms of debt, equity or convertible debt financing as required by the Group;

     - designing and implementing a public relations program for the Group to broaden exposure to the Group's services and introducing the Group to potential customers and partners;

     - designing and implementing an investor relations program to broaden the Group's exposure to the financial industry analysts, financial institutions, brokerage firms, individual brokers and the investing public;

     - developing an advertising strategy for the Group that may involve electronic, print or broadcast advertising to promote the development and marketing of the Group's products and services.


     These services are to be rendered to the Group over the period from March 5, 1999 to August 31, 2000 and the amount paid was deferred and is being amortised over the life of the service agreement on a straight-line basis. For the nine months ended September 30, 1999 (unaudited) the Group recognised approximately $577,000 in operating expenses in respect of the consultant's fee and has approximately $923,000 in prepaid expenses as of September 30, 1999 (unaudited) in respect of the consultant's fee.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


6    Property and equipment

     Details of the Group's property and equipment are as follows:


                                              September 30,
                                                       1999    December 31,
                                                (unaudited)            1998
                                                        US$             US$

     Leasehold improvements                         318,227            --
     Computer equipment and processing system       778,624            --
     Furniture, fixtures and office equipment       140,218            --
                                                 ----------      ----------
                                                  1,237,069            --

     Less accumulated depreciation                 (134,307)
                                                 ----------      ----------
                                                  1,102,762            --
                                                 ==========      ==========

     Depreciation expense charged to results of operations was $134,307 for the nine months ended September 30, 1999 (unaudited).



7    Leases

     The Group leases office equipment under a capital lease. The lease includes a bargain purchase option at the end of the lease term. At September 30, 1999 (unaudited) and December 31, 1998, the gross amount of property and equipment and related accumulated depreciation held under the capital lease were as follows:

                                              September 30,
                                                       1999    December 31,
                                                (unaudited)            1998
                                                        US$             US$

     Office equipment                                 4,871            --
     Less accumulated depreciation                     (406)           --
                                                 ----------      ----------

                                                      4,465            --
                                                 ==========      ==========

     Depreciation of office equipment held under capital lease is included in depreciation expense for the nine months ended September 30, 1999.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


7    Leases (continued)

     Future minimum lease payments under non cancellable operating leases and future minimum capital lease payments as of September 30, 1999 (unaudited) are:

                                                        Capital lease       Operating lease
                                                                  US$                   US$

     Three months ending December 31, 1999                        491               117,629
     Years ending December 31,
       2000                                                     1,965               502,690
       2001                                                     1,965               101,262
       2002                                                       655                  --
                                                           ----------            ----------

                                                                5,076               721,581
                                                                                 ==========
     Less amount representing interest                                                 (882)
                                                           ----------
     Present value of net minimum lease payments
                                                                4,194
     Less current  instalments  of  obligations  under
       capital lease                                           (1,624)
                                                           ----------
     Obligations   under  capital  lease,   excluding
       current instalments                                      2,570
                                                           ==========


     There were no capital or operating leases as at December 31, 1998.

     Rental expense for operating leases for the nine months ended September 30, 1999 (unaudited) and for the period from September 16, 1998 (date of inception) to December 31, 1998 were $160,343 and $Nil respectively.

8    Stock options

     Pursuant to a written consent of the directors on March 30, 1999, 3,000,000 shares of FECI's common stock have been reserved for issuance to employees of the Group under an employee stock option plan.

     On June 22, 1999, the board of directors approved the granting of share options to certain employees of the Group. Under this stock option plan, the grantees are allowed to purchase up to 1,137,500 shares of FECI's common stock at a price of $7.65 per share. The fair value of the shares at the date of grant was $9.06 and related compensation expense will be recorded over the two-year vesting period. 50% of these options are exercisable on and after June 22, 2000 and the remaining 50% are exercisable on and after June 22, 2001. All of these options, if remaining unexercised, will expire on June 22, 2004.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998

8    Stock options (continued)

     On September 15, 1999 the board of directors approved the granting of share options to a further employee of the Group. Under this stock option plan, the grantee is allowed to purchase up to 100,000 shares of FECI's common stock at a price of $7.65 per share. The fair value of the shares at the date of grant was $6.88. 50% of these options are exercisable on and after September 15, 2000 and the remaining 50% are exercisable on and after September 15, 2001. All of these options, if remaining unexercised, will expire on September 15, 2004.

     Had compensation costs been determined consistent with the fair value approach enumerated in SFAS No. 123, the Group's net loss for the nine months ended September 30, 1999 (unaudited) and the period from September 16, 1998 (date of inception) to December 31, 1998 would have been increased as indicated below:

                                                                 From September
                                            For the nine      16, 1999 (date of
                                            months ended          inception) to
                                      September 30, 1999      December 31, 1998
                                             (unaudited)                    US$
                                                     US$

Net loss              As reported              3,998,978                   --
                      Proforma                 4,576,165                   --

Net loss per share    As reported                   0.34                   --
                      Proforma                      0.39                   --


 The fair value of options granted on June 22, 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used: risk-free interest rate of 5.5%; expected life of 3 years; 51.45% expected volatility; and no dividends.

 The fair value of options granted on September 15, 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used: risk-free interest rate of 5.5%; expected life of 3 years; 87.9% expected volatility; and no dividends.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998

8    Stock options (continued)

     A summary of the Group's stock option plan is presented below:

                                                                     From September 16,
                                        For the nine months             1999 (date of
                                        ended September 30,        inception) to December
                                          1999 (unaudited)                31, 1998
                                                US$                          US$
                                                     Weighted                     Weighted
                                        Number        average        Number        average
                                            of       exercise            of       exercise
                                       options          price       options          price
                                       -------       --------       -------       --------

Outstanding at beginning
 of period                                 --             --             --            --
Granted                               1,237,500     $     7.65           --            --
Exercised                                  --             --             --            --
Forfeited                               (60,000)    $     7.65           --            --
                                     ----------     ----------     ----------    ----------
Outstanding at end of period          1,177,500     $     7.65           --            --
                                     ==========     ==========     ==========    ==========

Options exercisable at period end          --             --             --            --
                                     ==========     ==========     ==========    ==========

Weighted-average fair value of
   options granted during the
   period                                           $     3.80                         --
                                                    ==========                   ==========


9    Short term loan and warrants

     On August 10, 1999 the Group entered into a loan agreement with a company (the "Lender") for the advance of a $1,000,000 three month term loan to the Group. Pursuant to the terms of the loan agreement the loan bears interest at 12% per annum and is convertible into the common shares of the Group at $8 per share at the Lender's option. The repayment date of the loan was subsequently extended to January 10, 2000. The Lender was also granted at origination warrants to subscribe to 100,000 common shares of the Group at $8.50 per share, exercisable for 5 years commencing on August 10, 1999. The intrinsic value of the conversion feature at the date of issuance of the loan of $50,000 has been accounted for as additional paid-in share.

     The portion of the loan proceeds issued with detachable warrants which is allocable to the warrants of $360,000 has been accounted for as additional paid-in share capital. The allocation is based on the fair value of the loan of $1,000,000 and the fair value of the warrants at the date of issue of $566,000.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


9    Short term loan and warrants (continued)

     The effective interest rate of the loan was calculated to be 280% per annum as a result of the allocation of a portion of the proceeds to the separable warrants and the conversion feature, the resultant discount of $410,000 created therefrom, and the amortisation of the discount to the initial maturity date.

     The fair value of warrants issued was estimated on the date of issue using the Black-Scholes option-pricing model with the following assumptions used: risk-free interest rate of 5.5%; expected life of 5 years; 76.7% expected volatility; and no dividends. 10 Related party transactions


     Period from January 1, 1999 to September 30, 1999 (unaudited)

     (a) Asia Internet Limited ("AIL") is considered a related party to the Group by virtue of a 40% shareholder of AIL being a director and stockholder of the Group. AIL provided technical support, system maintenance and other professional services to the Group and purchased computer and office equipment on behalf of the Group. During the nine-month period ended September 30, 1999, the Group paid $154,543 to AIL for the above services. The amounts charged by AIL to the Group for technical support, system maintenance and other professional services and purchase of computer and office equipment on the Group's behalf were $183,276 and $114,580 respectively. As at September 30, 1999, the Group owed AIL $143,313 (unaudited) (as at December 31, 1998: $Nil).

     (b) Issuance of 8,000,000 shares to financial advisors for services rendered in connection with organisational activities of the Group at a deemed value of $300,000, in excess of $8,000 cash received.

     (c) A director and shareholder of the Group is a partner in a firm of solicitors to which the Group has paid legal fees in the ordinary course of its business. The amount advanced by the Group to the firm during the nine-month period ended September 30, 1999 was $131,170 and the amount charged by the firm was $130,192. As at September 30, 1999, the firm owed the Group $978.

     (d) A director of the Group is a partner in a professional firm to which the Group has paid consultancy fees in the ordinary course of its business. The amount charged by the firm to the Group during the nine-month period ended September 30, 1999 was $174,319. As at September 30, 1999, the Group owed the firm $49,227.

    First  Ecom.com,  Inc. and  subsidiaries  (a group of  companies in development stage)
Consolidated financial statements for the nine months ended September 30, 1999 (unaudited)
                  Consolidated financial statements for the period from September 16, 1998
                                                  (date of inception) to December 31, 1998


11   Commitments and contingencies

     Capital commitments outstanding at September 30, 1999 (unaudited) not provided for were as follows:

                                         September 30,
                                                  1999        December 31,
                                           (unaudited)                1998
                                                   US$                 US$

     Contracted for                               --                 --
     Authorised but not contracted for       3,383,524               --
                                            ==========         ==========




12   Subsequent events (unaudited)


     On October 27, 1999 the Group entered into a loan agreement with a company wholly owned by three shareholders of the Group for the advance of a $250,000 short term loan repayable by January 21, 2000. Pursuant to the terms of the loan agreement the loan bears interest at 12% per annum.

     On November 12, 1999 the Group entered into a loan agreement with the same company wholly owned by three shareholders of the Group for the advance of a $500,000 short term loan repayable on or before January 10, 2000. Pursuant to the terms of the loan agreement the loan bears interest at 12% per annum.

     On November 26, 1999 the Group issued 1,000,000 units to The Bank of Bermuda Limited for $6,500,000, each unit consisting of one share and a five year warrant to purchase one share for $7.80. The warrants are exercisable at any time up to November 25, 2004.

     On November 11, 1999 the board of directors approved the granting of share options to certain employees of the Group. Under this stock option plan, the grantees are allowed to purchase up to 335,000 shares of FECI's common stock at a price of $7.65 per share. 50% of these options are exercisable on and after November 3, 2000 and the remaining 50% are exercisable on and after November 3, 2001.

     On November 11, 1999 the board of directors approved the granting of share options to a potential future employee of the Group, subject to this employee joining the Group. Under this stock option plan, the grantee is allowed to purchase up to 30,000 shares of FECI's common stock at a price of $7.65 per share. 50% of these options are exercisable on the date the grantee joins the Group and the remaining 50% are exercisable on and after the second anniversary of the date the grantee joins the Group.